Exhibit 99.1

Pembina Pipeline Corporation Approves Phase VIII Peace Pipeline Expansion

CALGARY, Jan. 31, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has approved an additional expansion of its Peace Pipeline system ("Phase VIII"), which will accommodate incremental customer demand in the Montney area by debottlenecking constraints, accessing downstream capacity, and further enhancing product segregation on the system. Phase VIII has an estimated capital cost of approximately $500 million and is supported by 10-year contracts with significant take-or-pay provisions. Phase VIII is anticipated to be placed into service in stages starting in 2020 through the first half of 2022, subject to regulatory and environmental approvals.

"Our strategic footprint continues to provide opportunities to complete staged expansions, enabling us to deliver timely and reliable transportation service solutions for our customers," stated Mick Dilger, Pembina's President and Chief Executive Officer. "Our customers continue to recognize the favorable economics in the Deep Basin and Montney areas and like us are pursuing development with a long-term outlook.  Further, they appreciate the new markets we are developing such as the Prince Rupert Export Terminal and the proposed PDH/PP facility," added Mr. Dilger.

Phase VIII will include new 10 and 16-inch pipelines in the Gordondale to La Glace corridor of Alberta, as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, Alberta. Phase VIII will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from the central Montney area at Gordondale, Alberta, into the Edmonton area for market delivery.  It is expected that the majority of the $500 million capital spending will occur in 2020 and 2021.

The Phase VIII expansion advances Pembina's ultimate vision of having segregated liquids transportation service for ethane-plus, propane-plus, crude and condensate across at least four pipelines between Gordondale, Alberta and the Edmonton area; as well as achieving Pembina's fully powered-up market delivery capacity of 1.3 million barrels per day across the Peace and Northern Pipelines, which could be fully realized with a Phase IX expansion, currently being engineered.

"The Phase VIII expansion is an exciting development as we are nearing our ultimate goal of achieving full product segregation along the entire Peace Pipeline system," said Jason Wiun, Pembina's Senior Vice President and Chief Operating Officer, Pipelines. "When combined with the Phase VII expansion, we have signed approximately 160,000 barrels per day of incremental firm contracts. Through our various staged expansions, Pembina continues to respond to new service requests from producers in a reliable, timely and cost-effective manner," concluded Mr. Wiun.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "plans", "will", "would", "could", "expects", "continue", "anticipate", "potential", "may", and similar expressions.

In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following:  planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, incremental volumes, in-service dates, contractual and fee arrangements, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's and its affiliates' pipeline and infrastructure expansions; expectations around continuing producer activity and development and growth of product supply; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation and processing services; Pembina's and its affiliates' corporate strategy; and ongoing negotiations and discussions with customers for additional services.

These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: that counterparties to material agreements will continue to perform in a timely manner; that Pembina's joint venture partners will continue to provide support joint venture projects; the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; and prevailing interest and tax rates.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina or its joint venture partners or customers to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:36e 31-JAN-19